PROFESSIONALLY MANAGED PORTFOLIOS
915 Broadway
New York, NY 10010
(212) 633-9700

VIA EDGAR

                                December 22, 2000

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Professionally Managed Portfolios
         File Nos. 33-12213 and 811-5037

Gentlemen:

     Professionally Managed Portfolios (the "Registrant" hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act") that Post-Effective Amendment No. 110 to Registrant's Registration Statement filed under Rule 485 (b) under the 33 Act on December 20, 2000 under Accession Number 0000950147-00-500291 be withdrawn. The Post-Effective Amendment filed under this Accession Number was with reference to Lighthouse Contrarian Fund, a separate series of Registrant.

     As a result of a clerical error, Registrant filed two Post-Affective Amendment Nos. 110 on December 20, 2000. Post-Effective Amendment No. 110 filed under Accession Number 0000950147-00-500289 relating to Portfolio 21, a separate series of Registrant, is the correct Post-Effective Amendment No. 110.

     Please do not hesitate to contact the undersigned or Dale Kaplan of my office should you have any questions concerning this letter.

                                Sincerely yours,

                                PROFESSIONALLY MANAGED PORTFOLIOS


                                By /s/Steven J. Paggioli
                                  --------------------------------
                                Name:  Steven J. Paggioli
                                Title: President